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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. __)*


                               Guitar Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    402040109
             -------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (3-98)

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan Partners (SBIC), LLC
        ------------------------------------------------------------------------
        13-337-6808
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization   Delaware
                                               ---------------------------------
--------------------------------------------------------------------------------
                           5.   Sole Voting Power  2,978,390
                                                   -----------------------------
                        --------------------------------------------------------
                           6.   Shared Voting Power
  Number of Shares                                   ---------------------------
  Beneficially          --------------------------------------------------------
  Owned by Each            7.   Sole Dispositive Power  2,978,390
  Reporting Person                                      ------------------------
  With:                 --------------------------------------------------------
                           8.   Shared Dispositive Power
                                                         -----------------------
                        --------------------------------------------------------
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,978,390
                                                                       ---------
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)  13.2%
                                                           ---------------------
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
  OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



SEC 1745 (3-98)

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan Partners (BHCA), L.P.
        ------------------------------------------------------------------------
        13-337-6808
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Source of Funds  WC
                         -------------------------------------------------------
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(c)
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   6.   Citizenship or Place of Organization   Delaware
                                               ---------------------------------
--------------------------------------------------------------------------------
                           7.   Sole Voting Power 381,250 (includes options to
                                                  37,721 shares of Common Stock)
                                                  ------------------------------
                        --------------------------------------------------------
                           8.   Shared Voting Power  Not applicable
  Number of Shares                                   ---------------------------
  Beneficially          --------------------------------------------------------
  Owned by Each            9.   Sole Dispositive Power 381,250 (includes options
  Reporting Person                                     to purchase 37,721 shares
  With:                                                of Common Stock)
                                                       -------------------------
                        --------------------------------------------------------
                          10.   Shared Dispositive Power  Not applicable
                                                         -----------------------
                        --------------------------------------------------------
--------------------------------------------------------------------------------
  11.   Aggregate Amount Beneficially Owned by Each
        Reporting Person                            381,250 (includes options to
                                                    purchase 37,721 shares of
                                                    Common Stock)
                                                    ----------------------------
--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
  13.   Percent of Class Represented by Amount in Row (9)  1.7%
                                                           ---------------------
--------------------------------------------------------------------------------
  14.   Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
  OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (3-98)

PRELIMINARY NOTE: This Schedule 13G amends the information filed pursuant to the most recent Schedule 13D; jointly filed by the Reporting Persons, to reflect the sale by the Reporting Persons, in the aggregate, of 1,426,351 shares of the Issure's Common Stock for an aggregate sales price of $23,305,697.44 and to reflect the change in the controlling persons of the Reporting Persons.

     (a)  NAME OF ISSUER:

          Guitar Center, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          5155 Clareton Drive
          Agoura Hills, CA 91301

     (c)  NAME OF PERSON FILING:

          J.P. Morgan Partners (SBIC), LLC ("JPMP (SBIC)")
          J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)")

          Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (d)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          1221 Avenue of the Americas
          New York, New York 10020

     (e)  CITIZENSHIP:

          Delaware

     (f)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

          Common Stock

     (g)  CUSIP NUMBER:
          402040109


ITEM 2. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 3.  OWNERSHIP

     (a)  Amount Beneficially Owned:

          JPMP (SBIC): 2,978,390
          JPMP (BHCA): 381,250 (includes options to Purchase 37,721 shares of
            Common Stock)

     (b)  PERCENT OF CLASS:

          JPMP (SBIC): 13.2% (as of December 31, 2002)
          JPMP (BHCA): 1.7% (as of December 31, 2002)

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    JPMP (SBIC): 2,978,390
                 JPMP (BHCA): 381,250 (includes Options to Purchase 37,721 shares of Common Stock
          (ii)   Not applicable.
          (iii)  JPMP (SBIC): 2,978,390
          (iv)   Not applicable


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


ITEM 4.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 5.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 6. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 8.  NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 9.  CERTIFICATION

          Not applicable.















SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2003

                                         J.P. MORGAN PARTNERS (SBIC), LLC



                                         By: /s/ Jeffrey C. Walker
                                             -----------------------------------

                                            Name:   Jeffrey C. Walker
                                            Title:  President











SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003

                                     J.P. MORGAN PARTNERS (BHCA), LLC

                                     By: JPMP Master Fund Manager, L.P.
                                         its general partner

                                     By: JPMP Capital Corp.,
                                         its general partner



                                     By: /s/ Jeffrey C. Walker
                                         --------------------------------
                                         Name:   Jeffrey C. Walker
                                         Title:  President









SEC 1745 (3-98)